Exhibit 99.7

PRESS RELEASE

Lebanon: TotalEnergies Mobilizes to Explore Block 9 in 2023

Paris, December 12, 2022 - Patrick Pouyanné, Chairman and CEO of TotalEnergies, received His Excellency Walid Fayad, Minister of Energy and Water of Lebanon, at the Company's headquarters.

During the meeting, Patrick Pouyanné and Walid Fayad discussed the development of TotalEnergies' activities in Lebanon, and Patrick Pouyanné confirmed that the teams in charge of drilling operations on Block 9 were now mobilized.

To date, in addition to the Operations Manager, more than 10 people are involved in the preparation of the well. By the end of March, the team mobilized in Beirut will reach more than 20 employees. The call for tenders to secure the drilling rig has been launched and should lead to a selection of the rig in the first quarter of 2023. Pre-orders have also been placed with suppliers for equipment required for the well. In parallel, offshore resources are being mobilized to contribute to the environmental studies which will be finalized by the end of June 2023.

All those TotalEnergies teams are working in collaboration with LPA to prepare the well in order to achieve the objective of TotalEnergies and its partner ENI to complete the drilling as soon as possible in 2023.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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